OCEAN RIG UDW INC.
Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

October 11, 2017

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Ocean Rig UDW Inc. Registration Statement on Form F-1 (No. 333-220668)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the "Commission") on Form F-1 on September 27, 2017, as amended by Amendment No. 1 to Form F-1 filed with the Commission on October 10, 2017, be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on October 12, 2017, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours truly,

OCEAN RIG UDW INC.

By:	/s/ George Economou_________________
Name: George Economou
Title: Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Acceleration Request]